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                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

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                         Amendment No. 22
                                to
                          SCHEDULE 14D-9
     (with respect to the tender offer by QVC Network, Inc.)

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              Solicitation/Recommendation Statement
                   Pursuant to Section 14(d)(4)
              of the Securities Exchange Act of 1934

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                  PARAMOUNT COMMUNICATIONS INC.
                    (Name of Subject Company)

                  PARAMOUNT COMMUNICATIONS INC.
                (Name of Person Filing Statement)

             Common Stock, par value $1.00 per share
      Including the associated Common Stock Purchase Rights
                  (Title of Class of Securities)


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                           699216 10 7
              (CUSIP Number of Class of Securities)

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                       Donald Oresman, Esq.
                  Paramount Communications Inc.
                        15 Columbus Circle
                  New York, New York  10023-7780
                          (212) 373-8000
     (Name, address and telephone number of person authorized
         to receive notices and communications on behalf of the person filing statement)


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                             Copy to:
                      Joel S. Hoffman, Esq.
                    Simpson Thacher & Bartlett
                       425 Lexington Avenue
                    New York, New York  10017
                          (212) 455-2000

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     This Amendment No. 22 supplements and amends to the extent indicated herein the Solicitation/Recommendation Statement on
Schedule 14D-9 of Paramount Communications Inc., filed with the Securities and Exchange Commission on November 8, 1993 (as supplemented and amended through the date hereof, the "Schedule 14D-9"), with respect to the Current QVC Offer (as described therein). Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 14D-9.

Item 3.   IDENTITY AND BACKGROUND

     The response to Item 3(b) is hereby supplemented and amended as follows:

          On January 14, 1994, QVC's attorneys delivered a letter to Paramount's attorneys with respect to the Bidding
     Procedures. A copy of the letter from QVC's attorneys is filed as Exhibit No. 72 to the Schedule 14D-9 and is incorporated herein by reference.

          On January 18, 1994, Paramount's attorneys delivered a letter to QVC's attorneys responding to the January 14 letter. A copy of the letter from Paramount's attorneys is filed as Exhibit No. 73 to the Schedule 14D-9 and is incorporated herein by reference.

          By letter to Paramount's attorneys dated January 15, 1994, the Commission set forth its position that a two-tier tender offer must remain open for at least ten business days following a change in the back-end consideration in such tender offer. A copy of the Commission's letter is filed as Exhibit No. 74 to the Schedule 14D-9 and is incorporated herein by reference.

Item 6.   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO
          SECURITIES

     The response to Item 6(a) is hereby supplemented and amended as follows:

          (6)  Rudolph L. Hertlein, Senior Vice President and
               Controller of Paramount, on December 23, 1993, sold 7,681 Shares in the open market for a price of $79.25 per Share.

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                                                                2

          (7) Eugene I. Meyers, former Senior Vice President and Senior Tax Counsel of Paramount, on December 23, 1993, exercised options to purchase 51,320 Shares for prices ranging from $37.50 to $55.00 and, on December 23, 1993, sold 51,420 Shares in the open market for prices ranging from $80.50 to $80.75 per Share.

          (8) Trusts of which Samuel J. Silberman, a director of Paramount, is a trustee and beneficiary, on December 23, 1993, sold 7,666 Shares in the open market for a price of $79.25 per Share and trusts of which Mr. Silberman is a trustee, on December 23, 1993, sold 2,250 Shares in the open market for a price of $79.25 per Share.

          (9) Jerry Sherman, a Senior Vice President of Paramount, on December 8, 1993, exercised options to purchase 25,500 Shares for prices ranging from $20.19 to $55.00 and, on December 8, 1993, sold
               25,500 Shares in the open market for a price of $79.25 per Share.

Item 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT
          COMPANY

     The response to Item 7(b) is hereby supplemented and amended as follows:

           The information set forth in Item 3 of this Amendment
      No. 22 is incorporated herein by reference.

Item 9.   MATERIAL TO BE FILED AS EXHIBITS

     The response to Item 9 is hereby supplemented and amended to add the following:

     Exhibit 72  -  Letter from Wachtell, Lipton, Rosen & Katz to
                    Simpson Thacher & Bartlett dated January 14,
                    1994.

     Exhibit 73  -  Letter from Simpson Thacher & Bartlett to
                    Wachtell, Lipton, Rosen & Katz dated January
                    18, 1994.

     Exhibit 74  -  Letter from the Commission to Simpson Thacher
                    & Bartlett dated January 15, 1994.

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                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                              PARAMOUNT COMMUNICATIONS INC.


                              By        Donald Oresman
                                 --------------------------
                                 Name:  Donald Oresman
                                 Title: Executive Vice President


Dated:  January 18, 1994

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                                                                4

                          EXHIBIT INDEX

Exhibit                  Description                     Page No.
- -------                  -----------                     --------


1*        Pages 5, 6 and 10-20 of Paramount's Proxy
          Statement dated January 29, 1993 for its 1993
          Annual Meeting of Stockholders.
2*        Employment Agreement with Robert Greenberg, a
          senior vice president of Paramount, dated as of
          April 5, 1993.
3*        Press Release issued on November 6, 1993.
4*        Letter to Stockholders of Paramount dated November
          8, 1993 with respect to the Viacom Offer.
5*        Letter to Stockholders of Paramount dated November
          8, 1993 with respect to the QVC Offer.
6* Amended and Restated Agreement and Plan of Merger, dated as of October 24, 1993, between Paramount and Viacom.
7*        Amendment No. 1, dated as of November 6, 1993, to
          the Amended and Restated Agreement and Plan of
          Merger.
8*        Stock Option Agreement, dated as of September 12,
          1993, as amended on October 24, 1993, between
          Paramount and Viacom.
9*        Voting Agreement, dated as of September 12, 1993,
          as amended on October 24, 1993, between Paramount
          and Amusements.
10*       Press Release issued by Viacom on November 12, 1993.
11*       Press Release issued on November 15, 1993.
12*       Letter to Stockholders of Paramount dated November
          16, 1993 with respect to the QVC Offer.
13*       Press Release issued by QVC on November 20, 1993.
14*       Press Release issued by Viacom on November 19, 1993.
15*       Press Release issued by QVC on November 22, 1993.
16*       Press Release issued by Viacom on November 22, 1993.
17*       Press Release issued by QVC on November 23, 1993.
18*       Press Release issued by Viacom on November 23, 1993.
19*       Press Release issued by QVC on November 24, 1993.
20*       Press Release issued by Viacom on November 24, 1993.
21*       Memorandum Opinion in QVC Network, Inc. v.
          Paramount Communications Inc., et al., Civ. Action
          No. 13208 (Del. Ch. November 24, 1993).
22* Preliminary Injunction Order in QVC Network, Inc. v. Paramount Communications Inc., et al., Civ. Action No. 13208 (Del. Ch. November 24, 1993).
23*       Press Release issued by Paramount on November 24, 1993.
24*       Press Release issued by Viacom on November 24, 1993.
25*       Press Release issued by Viacom on November 26,1993.
26*       Press Release issued by Viacom on November 29, 1993.

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*    Previously filed.

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                                                                5

Exhibit                  Description                     Page No.
- -------                  -----------                     --------

27*       Order of the Delaware Supreme Court dated November 29,
          1993.
28*       Press Release issued by QVC on December 1, 1993.
29* Revised Memorandum Opinion in QVC Network, Inc. v. Paramount Communications Inc., et al., Civ. Action
          No. 13208 (Del. Ch. November 24, 1993).
30*       Press Release issued by QVC on December 10, 1993.
31*       Press Release issued by Paramount on December 9, 1993.
32*       Press Release issued by Viacom on December 9, 1993.
33* Order in Paramount Communications Inc., et al. v. QVC Network, Inc., Civ. Action No. 13208 (Del. December 9,
          1993).
34*       Press Release issued by QVC on December 9, 1993.
35* Letter from Richards, Layton & Finger to Vice Chancellor Jack B. Jacobs of the Delaware Court of Chancery dated December 10, 1993.
36*       Bidding Procedures of Paramount dated December 14,
          1993.
37*       Press Release issued by Paramount on December 14, 1993.
38* Letter to Stockholders of Paramount dated December 14, 1993 with respect to the Viacom Offer and the QVC Offer.
39*       Press Release issued by QVC on December 14, 1993.
40*       Press Release issued by Viacom on December 14, 1993.
41*       Press Release issued by QVC on December 16, 1993.
42*       Letter from Wachtell, Lipton, Rosen & Katz to Lazard
          dated December 14, 1993.
43* Letter from Simpson Thacher & Bartlett to Wachtell, Lipton, Rosen & Katz dated December 15, 1993.
44*       Press Release issued by Paramount on December 15, 1993.
45* Letter from the Delaware Chancery Court to Young, Conaway, Stargatt & Taylor; Richards, Layton & Finger; Morris & Morris; and Morris, Nichols, Arsht & Tunnell dated December 14, 1993.
46* Revised pages to the Memorandum Opinion in QVC Network, Inc. v. Paramount Communications Inc., et al., Civ. Action No. 13208 (Del. Ch. November 24, 1993).
47*       Letter from Shearman & Sterling to Lazard dated
          December 15, 1993.
48* Letter from Simpson Thacher & Bartlett to Shearman & Sterling dated December 16, 1993.
49* Letter from Simpson Thacher & Bartlett to Wachtell, Lipton, Rosen & Katz dated December 17, 1993.
50*       Press Release issued by Paramount on December 20, 1993.
51*       Press Release issued by QVC on December 22, 1993.
52*       Press Release issued by Paramount on December 22, 1993.
53*       Agreement and Plan of Merger, dated as of December
          22, 1993, between Paramount and QVC.

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*    Previously filed.

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                                                                6

Exhibit                  Description                     Page No.
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54*       Voting Agreement dated December 22, 1993 among
          BellSouth Corporation, Comcast Corporation, Cox Enterprises, Inc., Advance Publications, Inc. and Arrow Investments, L.P.
55* Letter to Stockholders of Paramount dated December 23, 1993 with respect to the Revised QVC Offer and the Viacom Offer.
56*       Opinion of Lazard dated December 21, 1993.
57* Notice of Termination dated December 22, 1993 delivered by Paramount to Viacom.
58* Exemption Agreement, dated as of December 22, 1993, between Viacom and Paramount.
59* First Amendment, dated as of December 27, 1993, to Agreement and Plan of Merger, dated as of December 22, 1993, between Paramount and QVC.
60*       Press Release issued by QVC on January 7, 1994.
61*       Press Release issued by QVC on January 10, 1994.
62*       Press Release issued by Paramount on January 7, 1994.
63*       Press Release issued by Viacom on January 7, 1994.
64*       Press Release issued by Viacom on January 9, 1994.
65* Letter from Wachtell, Lipton, Rosen & Katz to the Paramount Board dated January 11, 1994.
66*       Letter from Shearman & Sterling to the Paramount Board
          dated January 12, 1994.
67* Letter from Paramount to Wachtell, Lipton, Rosen & Katz dated January 13, 1994.
68*       Press Release issued by Paramount on January 12, 1994.
69* Letter from Simpson Thacher & Bartlett to Shearman & Sterling and Wachtell, Lipton, Rosen & Katz dated January 13, 1994.
70* Letter to Stockholders of Paramount dated January 13, 1994 with respect to the Current QVC Offer and the Revised Viacom Offer.
71*       Opinion of Lazard dated January 12, 1994.
72 Letter from Wachtell, Lipton, Rosen & Katz to Simpson Thacher & Bartlett dated January 14, 1994.
73 Letter from Simpson Thacher & Bartlett to Wachtell, Lipton, Rosen & Katz dated January 18, 1994.
74 Letter from the Commission to Simpson Thacher & Bartlett dated January 15, 1994.

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*    Previously filed.